September 3, 2024

Sara E. Zawoyski
Chief Financial Officer
nVent Electric plc
The Mille, 1000 Great West Road
8th Floor (East)
London, TW8 9DW, United Kingdom

       Re: nVent Electric plc
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 20, 2024
           Form 8-K
           Filed May 3, 2024
           File No. 001-38265
Dear Sara E. Zawoyski:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology